"Public"

*AB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dowling & Partners, Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 Farmington Ave. (No. and Street)

Farmington (City), CT (State) 06032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent J. Dowling, Jr. 860.676.8600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP (Name – *if individual, state last, first, middle name*)

185 Asylum St. (Address), Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018641

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/16

OATH OR AFFIRMATION

I, Vincent J. Dowling, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dowling & Partners Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager
Title

Barbara C. Howard
Notary Public - Connecticut
My Commission Expires:
04/30/2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Accountants

To the Board of Directors of
Dowling & Partners Securities, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Dowling & Partners Securities, LLC for the year ended December 31, 2010, which were agreed to by Dowling & Partners Securities, LLC, the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and the Securities Investor Protection Corporation (collectively, the "specified parties" or SIPC) solely to assist the specified parties in evaluating Dowling & Partners Securities, LLC 's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for Dowling & Partners Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Compared the check dated July 28, 2011 for the amount of $38,773 and compared the check dated February 16, 2011 for the amount of $31,480, for the total amount of $70,253. No differences were noted.

2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 (to the Focus Filings for the quarters ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010 provided by Caroline Klotz, Controller) for the year ended December 31, 2010 to the Total revenue amount of $29,348,864 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. In Item No. 2b: Compared deduction on line 6, expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities, of $50,190 to supporting schedules provided by Caroline Klotz, Controller. No differences were noted.

    b. In Item No. 2c: Compared deduction on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $887,515 to supporting schedules provided by Caroline Klotz, Controller. No differences were noted.

c. In Item No. 2c: Compared deduction on line 5, net gain from securities in investment accounts, of $398,652 to supporting schedules provided by Caroline Klotz, Controller. No differences were noted.

d. In Item No. 2c: Compared deduction on line 7, direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 19(9)(L) of the Act), of $7,476 to supporting schedules provided by Caroline Klotz, Controller. No differences were noted.

e. In Item No. 2c: Compared deduction on line 9, interest, of $4,050 to the Focus Filings for the quarters ending March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010 provided by Caroline Klotz, Controller. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $28,101,361 and $70,253, respectively of the Form SIPC-7T that was provided by Caroline Klotz, Controller. No differences were noted.

   b. Recalculated the mathematical accuracy of the schedules to support the deduction on line 6, expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities, of $50,190 that was provided by Caroline Klotz, Controller. No differences were noted.

   c. Recalculated the mathematical accuracy of the schedule to support the deduction on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $887,515 that was provided by Caroline Klotz, Controller. No differences were noted.

   d. Recalculated the mathematical accuracy of the schedule to support the deduction on line 5, net gain from securities in investment accounts, of $398,652 that was provided by Caroline Klotz, Controller. No differences were noted.

   e. Recalculated the mathematical accuracy of the schedules to support deduction on line 7, direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 19(9)(L) of the Act), of $7,476 that was provided by Caroline Klotz, Controller. No differences were noted.

   f. Recalculated the mathematical accuracy of the Focus Filing pages to support the deduction on line 9, interest, of $4,050 to the Focus Filings for the quarters ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010 that were provided by Caroline Klotz, Controller. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Dowling & Partners Securities, LLC, the SEC, FINRA, and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

Dowling & Partners Securities, LLC

Statement of Financial Condition
December 31, 2010 and 2009

Dowling & Partners Securities, LLC
Index to Statement of Financial Condition
December 31, 2010 and 2009

Page(s)

pwc

Report of Independent Auditors

To the Board of Directors of
Dowling & Partners Securities, LLC:

In our opinion, the accompanying statements of financial condition presents fairly, in all material respects, the financial position of Dowling & Partners Securities, LLC (the "Company") at December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2011

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

Dowling & Partners Securities, LLC
Statement of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 18,491,972	$ 15,213,137
Deposits with clearing organization	250,000	250,000
Syndicate designations receivable	481,800	106,000
Commissions receivable	85,134	908,973
Securities owned, at fair value (Note 2)	4,580,702	4,967,765
Fixed assets (Note 4)	21,609	28,169
Other assets	241,632	256,046
	$ 24,152,849	$ 21,730,090
Liabilities and Capital		
Liabilities		
Incentive compensation payable	$ 6,494,719	$ 4,645,058
Accounts payable and accrued expenses	625,788	590,585
Distribution payable to Parent Company	4,032,342	3,318,083
Securities sold, not yet purchased	-	176,364
Total liabilities	11,152,849	8,730,090
Member equity	13,000,000	13,000,000
	$ 24,152,849	$ 21,730,090

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business
Dowling & Partners Securities, LLC (the "Company") is a registered broker-dealer located in Farmington, Connecticut that is a wholly-owned subsidiary of Dowling & Partners Holdings, LLC (the "Parent Company"). The Company initiates securities transactions for a variety of institutional clients on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA), and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2) (ii) under the Securities Exchange Act of 1934.

Basis of Presentation
Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of amounts due from banks and cash on hand with the Company's clearing broker.

Fixed Assets
Fixed assets are valued at cost, less accumulated depreciation. Depreciation is provided as allowed for tax purposes. The differences between depreciation as allowed for tax purposes methods and those using estimated useful lives under accounting principles generally accepted in the United States of America is not material to the financial statements.

Securities
Securities owned and securities sold, but not yet purchased, are recorded on trade date and marked to market at the end of each month and consist primarily of corporate common and preferred stocks which are classified as trading securities and reported at fair value. The resulting difference between cost and fair value is reported in earnings.

Income Taxes
The Company made an election to be taxed as a Partnership for income tax purposes. This election provides for net income or loss of the Company to be reported on the personal income tax returns of the members. As a result, the Company pays no income tax on its income and receives no income tax benefit from its losses.

Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board issued amending guidance ASC 820, Fair Value Measurements and Disclosures, which added new disclosures as well as clarified existing disclosure requirements. The amended guidance includes requirements for detailed disclosures of significant transfers between Level 1 and 2 measurements and the reasons for the transfers as well as a gross presentation of Level 3 sales, issuances and settlements. This amendment also provided additional clarification which states that fair value disclosures are

required for each class of assets and liabilities and the valuation techniques and the inputs used in determining fair value should be disclosed for both recurring and non-recurring fair value measurements within Level 2 and Level 3. The Company's adoption of this guidance resulted in additional disclosures, but otherwise had no material effect on the financial statements.

2. Securities Owned

Securities owned consist of the following as of December 31:

	2010	2009
Common stock	$ 3,798,127	$ 3,794,972
Preferred securities	556,675	889,505
Mutual funds	-	49,200
Treasury bonds	105,944	105,992
Corporate bonds	119,956	112,721
Options	-	15,375
	$ 4,580,702	$ 4,967,765

3. Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with ASC 820, *Fair Value Measurements and Disclosures* the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supposed by little or no market activity).

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These other valuation techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, and estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Some derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instruments. As of and for the years ended December 31, 2010 and 2009, the Company did not have any financial instruments that were fair valued using present value or other valuation techniques.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented to do purport to represent the underlying market value of the Company.

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2010 and 2009 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine fair value:

	December 31, 2010		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned at fair value	$ 3,904,071	$ 676,631	$ -
Securities sold, not yet purchased	$ -	$ -	$ -

	December 31, 2009		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned at fair value	$ 3,950,164	$ 1,017,601	$ -
Securities sold, not yet purchased	$ 176,364	$ -	$ -

During the years ended December 31, 2010 and 2009 there were no transfers to or from Level 3 or between Level 1 and 2 securities. As of December 31, 2010 and 2009, Level 1 securities included common stocks, mutual funds, and treasury bonds, and Level 2 securities included preferred securities, corporate bonds, and options.

Securities Owned and Securities Sold
Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, highly liquid government bonds and exchange-traded equities. If quoted prices are not available, then fair values are estimated by using pricing models (i.e. matrix pricing) or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. Examples of such instruments would include preferred stock. The Company has no financial instruments categorized as Level 3 as of December 31, 2010 and 2009, respectively. Fair values are based on quoted market prices.

The Company has no financial instruments carried at fair value on a nonrecurring basis.

4. Fixed Assets

Fixed assets consist of the following at December 31:

	2010	2009
Equipment	$ 690,337	$ 745,211
Furniture and fixtures	504,192	457,000
Leasehold improvements	28,056	28,056
	1,222,585	1,230,267
Accumulated depreciation	(1,200,976)	(1,202,098)
Total fixed assets	$ 21,609	$ 28,169

5. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2010 and 2009, uninsured cash and cash equivalent balances aggregated $17,759,402 and $14,713,137, respectively.

The Company, as part of its normal brokerage activities, assumes short positions in securities sold, but not yet purchased. The establishment of short positions exposes the Company to off-balance-sheet risk in the event the securities' price increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The Company maintains a required deposit of at least $250,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has recorded no liabilities with regard to the right.

6. Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness, or $2,500 per market made or $100,000 is maintained. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds requirements.

At December 31, 2010 and 2009, the Company had net capital for regulatory purposes of $11,559,882 and $12,394,423 and a minimum net capital requirement of $724,640 and $535,480 respectively. The ratio of aggregate indebtedness to net capital was 0.94 to 1 and 0.65 to 1 at December 31, 2010 and 2009 respectively.

7. Related Party Transactions

The Company currently leases office space from an entity owned by certain of the Parent Company's members. Rent expense for this lease amounted to $230,099 and $231,211 during 2010 and 2009, respectively.

8. Commitments

Lease Commitments
The Company leases certain of its offices under operating leases. Rent expense under these leases was approximately $329,172 and $340,806 for the years ended December 31, 2010 and 2009, respectively.

As of December 31, 2010, future minimum lease payments under noncancellable leases were:

Year	Amount
2011	$ 53,779
	$ 53,779

9. Subsequent Event Considerations

As of February 24, 2011, the date in which the financial statements were issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2010, which requires recognition or disclosure in the financial statements.

Dowling & Partners Securities, LLC
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2010 and 2009

Net capital	
Capital	$ 13,000,000
Discretionary liability	283,261
Total capital and allowable credits	13,283,261
Less nonallowable assets	
Fixed assets	21,609
Other assets	723,432
Net capital before haircuts	12,538,220
Haircuts on securities including undue concentration	938,338
Net capital	11,599,882
Less net capital requirement (greater of $100,000 (6-1/3% of aggregate indebtedness) or $724,640)	724,640
Net capital in excess of requirements	$ 10,875,242
Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2007	
Total liabilities	11,152,849
Exclusions from aggregate indebtedness	
Discretionary liability	(283,261)
Aggregate indebtedness	$ 10,869,588
Ratio of aggregate indebtedness to net capital	0.94 to 1

There are no material differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2010.

MIX
Paper from responsible sources
FSC® C012076

Printed on paper containing 30% post consumer waste (PCW) fiber and certified by the Forest Stewardship Council.